UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

eUniverse, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

298 412 10 7

(CUSIP Number)

Richard Harroch
Orrick, Herrington & Sutcliffe LLP
400 Sansome Street
San Francisco, CA 94111
(415) 392-1122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VP ALPHA HOLDINGS IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,560,140

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,560,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,560,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.02%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,264,140 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,510,140 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 Convertible Preferred Stock at a price of $2 per share issuable upon the full conversion of a note, currently in a principal amount of $2,500,000, held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,754,000 shares of Common Stock outstanding as reported for February 10, 2004 in the Form 10-Q filed by the Issuer for the period ended December 31, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,560,140

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,560,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,560,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.02%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,264,140 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,510,140 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 Convertible Preferred Stock at a price of $2 per share issuable upon the full conversion of a note, currently in a principal amount of $2,500,000, held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,754,000 shares of Common Stock outstanding as reported for February 10, 2004 in the Form 10-Q filed by the Issuer for the period ended December 31, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,560,140

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,560,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,560,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.02%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,264,140 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,510,140 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 Convertible Preferred Stock at a price of $2 per share issuable upon the full conversion of a note, currently in a principal amount of $2,500,000, held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,754,000 shares of Common Stock outstanding as reported for February 10, 2004 in the Form 10-Q filed by the Issuer for the period ended December 31, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,560,140

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,560,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,560,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.02%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,264,140 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,510,140 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 Convertible Preferred Stock at a price of $2 per share issuable upon the full conversion of a note, currently in a principal amount of $2,500,000, held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,754,000 shares of Common Stock outstanding as reported for February 10, 2004 in the Form 10-Q filed by the Issuer for the period ended December 31, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,560,140

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,560,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,560,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.02%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,264,140 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,510,140 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 Convertible Preferred Stock at a price of $2 per share issuable upon the full conversion of a note, currently in a principal amount of $2,500,000, held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,754,000 shares of Common Stock outstanding as reported for February 10, 2004 in the Form 10-Q filed by the Issuer for the period ended December 31, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES D. MARVER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,560,140

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,560,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,560,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.02%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,264,140 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,510,140 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 Convertible Preferred Stock at a price of $2 per share issuable upon the full conversion of a note, currently in a principal amount of $2,500,000, held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,754,000 shares of Common Stock outstanding as reported for February 10, 2004 in the Form 10-Q filed by the Issuer for the period ended December 31, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALAN E. SALZMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,560,140

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,560,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,560,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.02%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,264,140 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,510,140 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 Convertible Preferred Stock at a price of $2 per share issuable upon the full conversion of a note, currently in a principal amount of $2,500,000, held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,754,000 shares of Common Stock outstanding as reported for February 10, 2004 in the Form 10-Q filed by the Issuer for the period ended December 31, 2003.

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2003 (the “Original Statement”) by (1) VP Alpha Holdings IV, L.L.C. (“VP Alpha LLC”), (2) VantagePoint Venture Associates IV, L.L.C. (“VP Associates LLC”), (3) James D. Marver and (4) Alan E. Salzman, relating to an option to purchase shares of common stock, par value $0.001 per share (the “Common Stock”), and shares of Series B Convertible Preferred Stock (the “Series B”), par value $0.10 per share, of eUniverse, Inc., a Delaware corporation (the “Company”) and Amendment No. 1 to the Original Statement, filed on October 31, 2003 (the “First Amended Statement”).  The First Amended Statement, as amended hereby is referred to herein as the “Second Amended Statement.”

Item 1.	Security and Issuer

This Second Amended Statement relates to (i) the full exercise of the option by VP Alpha LLC to purchase 3,050,000 shares of Common Stock (the “Common Option Shares”) and 1,295,455 shares of Series B Preferred Stock (the “Series B Option Shares”) of the Issuer from 550 Digital Media Ventures, Inc. (“550 DMV”) pursuant to the Option Agreement, dated as of July 15, 2003, as amended (the “Option Agreement”), between the Issuer, 550 DMV and VP Alpha LLC, as further amended by the Amendment to Option Agreement and Notice of Exercise, dated April 15, 2004 (“Amendment and Notice of Exercise”) and (ii) the Issuer’s filing on April 23, 2004 of a Certificate of Designation relating to its Series C-1 Preferred Stock (the “Series C-1”) and the resulting beneficial ownership of 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 at a price of $2 per share issuable upon the full conversion of the Secured Promissory Note, dated October 31, 2003, as amended (the “New Note”) issued by the Issuer to VP Alpha LLC, currently in a principal amount of $2,500,000.  The principal executive offices of the Issuer are located at 6060 Center Drive, Suite 300, Los Angeles, California 90045.

Item 2.	Identity and Background
No additions to Item 2 of the First Amended Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the First Amended Statement is hereby amended and supplemented by adding the following thereto:

The aggregate consideration paid for the purchase of the 3,050,000 Common Option Shares and the 1,295,455  Series B Option Shares was $4,780,000 in cash.  The consideration for Common Option Shares and the Series B Option Shares was funded by the available cash of VP Alpha LLC and/or its affiliates.  Under certain conditions, additional consideration of up to $1.10 per Common Option Share and Series B Option Share may be payable to 550 DMV.

The aggregate consideration payable for the 1,250,000 shares of Common Stock issuable to VP Alpha LLC upon conversion of the Series C-1 issuable upon full conversion of the New Note is currently $2,500,000, the current principal amount of the New Note.

Item 4.	Purpose of Transaction
Item 4 of the First Amended Statement is hereby amended and supplemented by adding the following thereto:

Pursuant to the Amendment and Notice of Exercise, VP Alpha LLC exercised the remaining shares under the Option Agreement, or an aggregate of 3,050,000 shares of Common Stock and 1,295,455 shares of Series B of the Issuer from 550 Digital Media Ventures, Inc. (“550 DMV”).

On April 23, 2004, the Issuer filed a Certificate of Designation with respect to its shares of Series C-1.  As a result, under the terms of the New Note, each of the Reporting Persons became the beneficial owner of 1,250,000 shares issuable to VP Alpha LLC upon conversion of the Series C-1 at a price of $2 per share issuable upon the full conversion of the New Note, currently in a principal amount of $2,500,000.

Item 5.	Interest in Securities of the Issuer
Item 5 of the First Amended Statement is hereby amended and supplemented as follows:
(a) and (b).

As a result of the full exercise of the option pursuant to the Amendment and Notice of Exercise as described in Item 3 above, and the purchase of Series C shares as described above, each of the Reporting Persons is the beneficial owner of, and shares the power to vote, and the power to dispose of (i) 1,750,000, or approximately 91%, of the issued and outstanding shares of Series B (currently convertible into 1,750,000 shares of the Issuer’s Common Stock), (ii) 5,510,140 or 100% of the issued and outstanding shares of Series C (currently convertible into 5,510,140 of the Issuer’s Common Stock), (iii) 1,250,000 or 100% of the shares of Series C-1 issuable upon the full conversion at $2 per share of the New Note held by VP Alpha LLC, currently in a principal amount of $2,500,000, and (ii) 3,050,000 shares of the Issuer’s Common Stock.  This aggregates to 11,560,140 shares or approximately 31.02% of the deemed issued and outstanding shares of Issuer’s Common Stock  (based upon the full conversion to Common Stock of the Series B, Series C and Series C-1 shares deemed beneficially owned by each of the Reporting Persons and the direct ownership of 3,050,000 shares of Common Stock).

The Funds received an aggregate of 70,724 Series C shares and 106,083 Series C shares pursuant to quarterly dividends paid by the Issuer on December 31, 2003 and March 31, 2004, respectively.  There are 28,754,000 shares of the Issuer’s Common Stock outstanding as of February 10, 2004 in the Form 10-Q filed by the Issuer for the period ended December 31, 2003.

(c)

None of the Reporting Persons has effected any transactions in the class of securities reported on the Second Amended Statement during the past 60 days, other than as set forth in the Second Amended Statement.

(d) and (e).
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the First Amended Statement is hereby amended and supplemented as follows:

The New Note provides VP Alpha LLC with the option to convert, at any time, all or a portion of the outstanding principal amount (currently $2,500,000) and unpaid accrued interest thereon as of such date into shares of the Issuer’s Series C-1 at a conversion price of $2.00 per share (as adjusted in the event of any stock split, stock dividend, recapitalization and the like).  The New Note is currently convertible into 1,250,000 shares of Series C-1.

Pursuant to the Issuer’s Certificate of Designation relating to its Series C-1, the Series C-1 shares are identical in all respects to the Series C, except that each of the initial purchase price, the Liquidation Preference and the Conversion Price (as such terms are defined in the Series C-1 Designation) is $2.00 (as adjusted in the event of any stock split, stock dividend, recapitalization and the like).

Except as described in the Second Amended Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following shall be added after the last exhibit in Item 7:
19. Amendment to Option Agreement and Notice of Exercise, dated April 15, 2004.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2004

VP ALPHA HOLDINGS IV, L.L.C.
VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.
its Managing Member		Its General Partner

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE ASSOCIATES IV,
L.L.C.		VANTAGEPOINT VENTURE PARTNERS IV
PRINCIPALS FUND, L.P.
By:	/s/ Alan E. Salzman	By: VantagePoint Venture Associates IV, L.L.C.
Name: Alan E. Salzman,		Its General Partner
Managing Member
		By:	/s/ Alan E. Salzman
VANTAGEPOINT VENTURE PARTNERS IV (Q),		Name: Alan E. Salzman,
L.P.		Managing Member
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner		/s/ James D. Marver
James D. Marver
By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		/s/ Alan E. Salzman
Managing Member		Alan E. Salzman

INDEX TO EXHIBITS

The following shall be added after the last exhibit in Item 7:

19.   Amendment to Option Agreement and Notice of Exercise, dated April 15, 2004.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment No. 2 to Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, par value $0.001 per share, of eUniverse, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  April 26, 2004

VP ALPHA HOLDINGS IV, L.L.C.		VANTAGEPOINT VENTURE
PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV,		By: VantagePoint Venture Associates IV,
L.L.C.		L.L.C.
its Managing Member		Its General Partner

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE
PARTNERS IV PRINCIPALS FUND, L.P.
VANTAGEPOINT VENTURE		By: VantagePoint Venture Associates IV,
ASSOCIATES IV, L.L.C.		L.L.C.
Its General Partner
By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		By:	/s/ Alan E. Salzman
Managing Member		Name: Alan E. Salzman,
Managing Member
VANTAGEPOINT VENTURE
PARTNERS IV (Q), L.P.		/s/ James D. Marver
By: VantagePoint Venture Associates IV,		James D. Marver
L.L.C.,
Its General Partner		/s/ Alan E. Salzman
Alan E. Salzman
By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,
Managing Member